Filed pursuant to Rule 433 | Registration Statement Nos. 333-184147 and 333-184147-01

RBS Exchange Traded Notes

BUILDING TOMORROW™

RBS China Trendpilot™ ETN (TCHI)



The RBS China Trendpilot™ Exchange Traded Notes ("RBS ETNs") are unsecured and senior obligations of The Royal Bank of Scotland plc ("RBS plc"), and are fully and unconditionally guaranteed by The Royal Bank of Scotland Group plc ("RBS Group"). Any payments on the RBS ETNs when they become due at maturity or upon early repurchase or redemption are dependent on the ability of RBS plc and RBS Group to pay, and are also subject to market risk.

RBS China Trendpilot™ ETNs track the RBS China Trendpilot™ Index (USD) which provides:
Trend-following exposure using an objective and transparent methodology to either the BNY Mellon China Select ADR Total Return Index℠ or the Cash Rate;
China Exposure in positive trending markets by tracking the BNY Mellon China Select ADR Total Return Index℠, the level of which incorporates the reinvestment of any cash dividends paid on its component securities. The RBS ETNs do not pay interest or dividends; and
Cash Rate Exposure in negative trending markets by tracking a notional investment in 3-month U.S. Treasury bills as of the most recent weekly auction.

Illustration of the Trendpilot™ Index Methodology



A positive trend is established:
The Index will track the Benchmark Index
If the closing level of the Benchmark Index is at or above its historical 100-index business day simple moving average for three consecutive index business days
A negative trend is established:
The Index will track the Cash Rate
If the closing level of the Benchmark Index is below its historical 100-index business day simple moving average for three consecutive index business days
A negative trend is established
A positive trend is established
Hypothetical Benchmark Index
Hypothetical 100-index business day simple moving average
Hypothetical Benchmark Index Level
Time

The above graph illustrates the operation of the Trendpilot™ Index Methodology. It does not reflect any actual performance of the Benchmark Index or the Index, and is not an indication of how either Index may perform in the future. The hypothetical illustration above also does not include any fees, transaction costs or expenses.

If neither of the above conditions is satisfied, the trend of the Benchmark Index will be the same as the trend of the Benchmark Index on the immediately preceeding Index business day. The Index will implement any trend reversal at the open of trading on the second Index business day immediately following the Index business day on which the Benchmark Index trend switches from positive to negative or from negative to positive, as the case may be.

(1) Benchmark Index Dividend Yield means the sum of the gross dividends paid on the securities comprising the Benchmark Index (which is a total return index) over the prior 12 months ending 3/31/2013 divided by the closing level of the price return version of the Benchmark Index as of 3/31/2013.

Not FDIC Insured. May Lose Value.

RBS ETN Details

Issuer	The Royal Bank of Scotland plc
Guarantor	The Royal Bank of Scotland Group plc
Ticker	TCHI
Intraday Indicative Value Ticker	TCHI.IV
CUSIP	78009P150
ISIN	US78009P1509
Primary Exchange	NYSE Arca
Maturity	4/18/2042
Benchmark Index Dividend Yield[1]	2.30%
Index	RBS China Trendpilot™ Index (USD) (Bloomberg symbol: "TPCHINUT <Index>"), which tracks the Benchmark Index or the Cash Rate depending on the relative performance of the Benchmark Index on a simple historical moving average basis.
Benchmark Index	BNY Mellon China Select ADR Total Return Index℠ (Bloomberg page: "BKTCNT <Index>")
Cash Rate	Yield on a hypothetical notional investment in 3-month U.S. Treasury bills as of the most recent weekly auction
Annual Investor Fee (accrued on a daily basis)	When the Index is tracking the Benchmark Index: 1.10% per annum. When the Index is tracking the Cash Rate: 0.50% per annum.
Repurchase at your option	You may offer your RBS ETNs to RBS plc for repurchase on any business day on or prior to 4/10/2042, provided that you offer a minimum of 20,000 RBS ETNs for any single repurchase and follow the procedures described in the pricing supplement.
Early redemption at our option	We may redeem all of the RBS ETNs at our discretion at any time on or prior to 4/16/2042.
Daily Redemption Value	Upon early repurchase or redemption or at maturity, you will receive a cash payment equal to the daily redemption value per RBS ETN. The daily redemption value on the relevant valuation date will be published on www.rbs.com/etnus/tchi*.

* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this document.

To find out more
Call toll free **855-RBS-ETPS** or visit **www.rbs.com/etnUS**

RBS®

Historical Performance (%) – as of 3/31/2013

	3-MONTH (%)	YEAR-TO-DATE (%)	ANNUALIZED 1-YEAR (%)	ANNUALIZED 3-YEAR (%)	SINCE RBS ETN INCEPTION (4/13/12) (%)
RBS China Trendpilot™ ETN Daily Redemption Value[1]	-3.78	-3.78	–	–	-2.16
RBS China Trendpilot™ Index	-3.57	-3.57	-0.73	–	-1.40
BNY Mellon China Select Total Return Index℠ (Benchmark Index)	-4.01	-4.01	-5.84	-2.26	-6.48
Cash rate on 3/31/2013 was 0.08%	–	–	–	–	–

Source: Bloomberg. The table above presents the actual performance of the Index, the RBS ETNs and the Benchmark Index over the specified periods. It is not possible to invest directly in an index. **For more information regarding the performance of the Index, see pages PS-14 to PS-17 of the pricing supplement to the RBS ETNs filed with the U.S. Securities and Exchange Commission (SEC).** Past performance does not guarantee future results.

(1) Includes the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee will be equal to (i) 1.10% per annum when the Index is tracking the Benchmark Index, and (ii) 0.50% per annum when the Index is tracking the Cash Rate.

Top 10 Holdings[2] – as of 3/31/2013

COMPANY	(%)
China Mobile Ltd. (ADS)	10.24
CNOOC Ltd. (ADS)	7.82
PetroChina Co. Ltd. (ADS)	7.24
China Petroleum & Chemical Corp. (ADS)	6.74
Baidu, Inc. (ADS)	6.70
China Life Insurance Co. Ltd. (ADS)	5.79
China Telecom Corp. Ltd. (ADS)	3.98
China Unicom (Hong Kong) Ltd. (ADS)	3.53
NetEase Inc. (ADR)	3.08
Mindray Medical International (ADR)	2.89

(2) Source: BNY Mellon®

(3) Based on standard industry classifications

Sector Weightings[3] – as of 3/31/2013



24.80%
24.17%
17.75%
11.35%
5.79%
5.27%
4.89%
3.17%
2.80%

SECTOR	(%)
Information Technology	24.80
Energy	24.17
Telecommunication Services	17.75
Consumer Discretionary	11.35
Financials	5.79
Health Care	5.27
Industrials	4.89
Materials	3.17
Utilities	2.80

The Benchmark Index includes depositary receipts, which are quoted and traded in U.S. dollars on The New York Stock Exchange (NYSE), The NYSE Amex and The NASDAQ Stock Market (NASDAQ). Each depositary receipt generally represents an ownership interest in shares (or fractions of a share) of an underlying stock that may be quoted and traded in its local jurisdiction in a foreign currency. Depositary receipts are included in the Benchmark Index based, among other things, on their market capitalization and liquidity.

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The Index may underperform the Benchmark Index, and is expected to perform poorly in volatile markets. The RBS ETNs involve risks associated with an investment in emerging markets, as well as currency exchange risk. **Even though the RBS ETNs are listed on the NYSE Arca, a trading market may not develop and the liquidity of the RBS ETNs may be limited and/or vary over time, as RBS plc is not required to maintain any listing of the RBS ETNs. The RBS ETNs are not principal protected and do not pay interest.** The intraday indicative value and the daily redemption value are not the same as the trading price or market price of the RBS ETNs in the secondary market. Any payment on the RBS ETNs is subject to the ability of RBS plc, as the issuer, and RBS Group plc, as the guarantor, to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs.

The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.

IMPORTANT INFORMATION: The Royal Bank of Scotland plc (RBS plc) and The Royal Bank of Scotland Group plc (RBS Group) have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS plc, RBS Securities Inc. (RBSSI) or any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).

BNY Mellon is a corporate brand of The Bank of New York Mellon Corporation and may be used as a generic term to reference the corporation as a whole or its various subsidiaries. BNY Mellon and BNY Mellon ADR Indices and BNY Mellon DR Indices are service marks owned by The Bank of New York Mellon Corporation. This information is provided for general purposes only and is not investment advice. We provide no advice nor recommendations or endorsement with respect to any company, security or products based on any index licensed by BNY Mellon, and we make no representation regarding the advisability of investing in the same. BNY Mellon's Depositary Receipt business is conducted through BNY Mellon.

BNY Mellon does not guarantee the accuracy, timeliness and/or completeness of BNY Mellon ADR Indices and BNY Mellon DR Indices, or any associated indices, or any data included therein, and BNY Mellon shall have no liability for any errors, omissions, or interruptions therein. BNY Mellon makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to BNY Mellon ADR Indices and BNY Mellon DR Indices or any associated indices, or any data included therein, or any materials derived from such data. Without limiting any of the foregoing, in no event shall the company have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages. For the full disclaimer please see the pricing supplement relating to the notes that RBS plc and RBS Group filed with the SEC.

RBS China Trendpilot™ Index is maintained and calculated by S&P Dow Jones Indexes ("S&P Dow Jones Indices") or one of its affiliates. S&P® is a registered trademark of Standard & Poor's Financial Services LLC ("SPFS") and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones") The RBS China Trendpilot™ ETNs are not sponsored, endorsed, sold or promoted by SPFS, Dow Jones, S&P Dow Jones Indices, their affiliates or their third party licensors, and SPFS, Dow Jones, S&P Dow Jones Indices, their affiliates and their third party licensors make no representation regarding the availability of investing in the RBS ETNs.

Copyright © 2013 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc.

TCHI
LISTED
NYSE ARCA

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | **Not FDIC Insured. May Lose Value.**

Dated April 11, 2013